

16003936

akß

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-00099

REPORT FOR THE PERIOD BEGINNING_____01/01/15_____ AND ENDING_____12/31/15_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Associated Investment Services, Inc* *akß*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____433 Main Street_____
                                    (No. and Street)

_____Green Bay_____WI_____54301_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Michael David Kuipers_____(952) 912 - 5280_____
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____KPMG, LLP_____
                        (Name – *if individual, state last, first, middle name*)

___200 E Randolph Drive, Suite 5500_____Chicago_____IL_____60601-6436____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Michael David Kuipers_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Associated Investment Services, Inc._____ , as

of _____December 31_____, 2015_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____President and CEO_____

Title

_____

Notary Public

Exp. 11-2-18

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, AND OTHER INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Investment Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Chicago, Illinois
February 26, 2016

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$3,838,301
Securities not readily marketable, at estimated fair value	1,000
Deposit with clearing broker	210,000
Receivable from broker/dealer and clearing organization	897,186
Prepaid assets	129,540
Prepaid pension cost	3,563,879
Other assets	651,366
Total assets	$ 9,291,272

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued personnel expense	$ 1,129,157
Deferred revenue-trade credit clearing broker	562,500
Federal income tax payable to related party	509,412
State income tax payable to related party	126,774
Deferred tax liabilities, net	1,147,730
Payable to clearing organization	48,920
Other liabilities	85,554
Total liabilities	$ 3,610,047

Stockholder's equity

Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	4,888,256
Retained earnings	744,969
Total stockholder's equity	5,681,225
Total liabilities and stockholder's equity	$ 9,291,272

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commissions	$ 6,051,638
Annuity and insurance commission revenue	5,848,277
Investment advisory fees	3,632,113
Other revenues	565,882
Interest and dividends	3,516
Total revenue	16,101,426
EXPENSES:	
Personnel expense	10,660,933
Management and administrative fees paid to related party	2,742,732
Occupancy and equipment	1,024,073
Clearance fees paid to broker-dealer	394,130
Communications and data processing	319,773
Business development and advertising	190,953
Other expenses	581,673
Total expenses	15,914,267
Income before income tax expense	187,159
Income tax expense	86,188
Net income	$ 100,971

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

| | Common Stock | | | Retained | |
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2014	480	$ 48,000	$ 4,834,688	$ 1,643,998	$6,526,686
Net income	---	---	---	100,971	100,971
Dividends	---	---	---	(1,000,000)	(1,000,000)
Stock-based compensation expense, net of forfeitures	---	---	53,568	---	53,568
Balance, December 31, 2015	480	$ 48,000	$ 4,888,256	$ 744,969	$5,681,225

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 100,971
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Stock-based compensation expense, net	53,568
Increase in deposit with clearing broker	(10,000)
Increase in net receivable from broker/dealer and clearing organization	(23,984)
Decrease in receivable from related party	121,400
Decrease in prepaid assets	55,029
Increase in prepaid pension cost	(42,771)
Increase in other assets	(574,797)
Increase in accrued personnel expense	76,874
Decrease in other liabilities	(85,668)
Increase in state income tax payable from related party	601,726
Increase in federal income taxes payable to related party	393,892
Decrease in deferred tax liabilities, net	(136,702)
Net cash provided by operating activities	529,538
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in securities not readily marketable	4,000
Net cash provided by investing activities	4,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash dividends paid	(1,000,000)
Net cash used in financing activities	(1,000,000)
Net decrease in cash and cash equivalents	(466,462)
Cash and cash equivalents at beginning of year	4,304,763
Cash and cash equivalents at end of year	$3,838,301

Supplemental disclosures of cash flow information:	
Cash refunded during the year for income taxes	$ 858,189

See accompanying notes to financial statements.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

Commissions are charged to client securities accounts for transaction-based brokerage services, such as mutual fund and stock transactions. Commissions also include mutual fund 12b-1 fees resulting from the sale of investment company products. The 12b-1 fees are based on the net asset value of customer investments in the investment company products.

The Company recognizes annuity and insurance commission revenue for insurance products upon completion of the related services.

Investment advisory fees include asset management fees charged on client advisory accounts. These fees are based on the market value of the portfolio at the end of the preceding month.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Securities

The Company owns shares in the Chicago Exchange which are not readily marketable and are reported at estimated fair value.

Fixed Assets

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture, equipment and software are being depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

As of December 31, 2015, the Company's fixed assets were fully depreciated.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

NOTE 2   RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2015, amounts receivable from and payable to the broker/dealer and clearing organization consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3   INCOME TAXES

Income tax expense for the year ended December 31, 2015 consists of the following.

Current:	
Federal	$ 102,226
State	35,202
Total current	137,428
Deferred:	
Federal	(33,253)
State	(17,987)
Total deferred	(51,240)
Income tax expense	$ 86,188

7

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2015 are as follows.

Deferred Tax Assets:	
Accrued liabilities	$ 13,359
Fixed assets	10,320
State income taxes	80,742
Deferred compensation	298,389
Total deferred tax assets	402,810
Deferred Tax Liabilities:	
Prepaid expenses	(14,788)
Deferred pension cost	(1,535,752)
Total deferred tax liabilities	(1,550,540)
Net deferred tax liabilities	$ (1,147,730)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2015 are as follows.

Federal income tax rate at statutory rate	35.0%
Increases resulting from:	
State income taxes (net of federal income taxes)	6.0%
Non-deductible meals, entertainment, and other non-deductible expenses	5.1%
Effective income tax rate	46.1%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2015 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2015. No valuation allowance has been recorded at December 31, 2015.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes at December 31, 2015 or December 31, 2014. As such, no accrued tax interest or penalties have been recognized by the Company during 2015 or at December 31, 2014.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2012 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4   **EMPLOYEE BENEFITS**

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Parent. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on the employees' level of compensation, and the pension obligation is recognized by Associated Bank, National Association (the "Bank"), which is a wholly owned subsidiary of the Parent. The Benefit Plan was in an overfunded position throughout 2015, resulting in a reduction to personnel expense of $43,000 on the Statement of Income for the Company's share of the Benefit Plan expense for 2015.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $303,000 in 2015, included in personnel expense on the Statement of Income.

NOTE 5   **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company leases office space from its Parent and various entities owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $1.0 million in 2015. There are no long-term lease obligations.

The Company may be named as defendant in or be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6   **RELATED-PARTY TRANSACTIONS**

The Company maintained a balance of approximately $1.4 million of cash and cash equivalents at the Bank at December 31, 2015.

The Company paid management and administrative fees of approximately $2.7 million in 2015 to the Bank. The management and administrative fees include key shared functions such as, human resources, finance, risk management, operations, and technology.

As discussed in Note 1 and Note 3, the Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent. The Company received approximately $858,000 during 2015 from the Parent for income taxes. At December 31, 2015, the Company owes approximately $509,000 of federal income tax payable and $127,000 of state income tax payable.

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Parent and various entities owned by the Parent are discussed in Note 5.

As discussed further in Note 9, employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Parent. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

NOTE 7   OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On July 18, 2014, the Company gave notice to FINRA of our claim of exemption (k)(2)(ii) pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. This reduced the required minimum net capital for the Company to the greater of $50,000 or 6 2/3% of aggregated indebtedness. At December 31, 2015, the Company had net capital as defined under regulatory capital requirements of approximately $1.0 million which was approximately $900,000 in excess of its required net capital of $164,000. The Company's ratio of aggregate indebtedness to net capital ratio was 2.38 to 1.00 at December 31, 2015.

NOTE 9   STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Parent is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Parent is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected

volatility is based on the implied volatility of the Parent's stock. There were no stock options granted during 2015.

A summary of the Company's stock option activity for 2015 is presented below.

Stock Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2014	77,242	$18.69
Exercised	(24,639)	14.30
Forfeited	(28,026)	22.29
Outstanding at December 31, 2015	24,577	$19.00
Options exercisable at December 31, 2015	24,577	$19.00

A summary of the Company's restricted stock awards activity for 2015 is presented below.

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	19,189	$16.26
Granted	6,508	18.59
Vested	(6,802)	15.94
Forfeited	(15,971)	17.11
Outstanding at December 31, 2015	2,924	$17.55

The Company recognized compensation expense of approximately $5,000 and $49,000 during 2015 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2015, the Company had approximately $34,000 of unrecognized compensation costs related to restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 3 years.

NOTE 10   FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs	Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies used at December 31, 2015, and there have been no transfers between the fair value levels.

Securities not readily marketable, at estimated fair value:
The Company's shares in the Chicago Stock Exchange totaled $1,000 at December 31, 2015 and are classified within Level 2 of the fair value hierarchy.

NOTE 11   SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 26, 2016, the date of the filing of the financial statements with the Securities and Exchange Commission.

Schedule 1

Computation of Net Capital Under Rule 15c3-1
December 31, 2015

NET CAPITAL:
Total stockholder's equity $5,681,225

Deductions and/or charges:
Total Non-allowable assets from
Statement of Financial Condition:

Prepaid assets	129,540	
Prepaid pension cost	3,563,879	
Other assets	862,275	
Total Non-allowable assets	4,555,694	
Other deductions and/or charges	90,361	
Total deductions and/or charges		(4,646,055)
Net capital		$1,035,170

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities $ 2,462,317

Percentage of aggregate indebtedness to net capital 237.87

Ratio: Aggregate indebtedness to net capital 2.38 to 1.00

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness) $ 164,155

Minimum dollar net capital requirement $ 50,000

Net capital requirement (greater of minimum net capital or $ 164,155
 minimum dollar net capital)
Excess net capital $ 871,015
Net capital less greater of 10% of Total aggregate indebtedness
Or 120% of Minimum dollar net capital requirement $ 788,938

There is no material difference between the computation of net capital above and that reported by the Company in the amended December 31, 2015, Part II A (unaudited) of Form X-17A-5 filed on February 25, 2016.

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

**Schedule 2**

Computation for Determination of Customer Reserve Requirements and PAB Reserve Requirements under
Rule 15c3-3
December 31, 2015

The Company is exempt from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 3

Information Relating to Possession or Control Requirements under Rule 15c3-3
December 31, 2015

The Company is exempt from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Other Information:

Exemption Report

Associated Investment Services, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of January 1, 2015 to December 31, 2015 except as described below:

First Quarter, 2015

20 Brokerage checks	$ 612,909
22 Direct mutual fund checks	103,763
10 Returned checks	19,128
1Q15 Total (52)	**$ 735,800**

Second Quarter, 2015

27 Brokerage checks	$ 1,595,033
25 Direct mutual fund checks	92,624
4 Variable annuity checks	323,817
11 Returned checks	155,054
2Q15 Total (67)	**$ 2,166,528**

Third Quarter, 2015

5 Brokerage checks	$ 453,249
7 Direct mutual fund checks	61,431
1 Variable annuity check	24,914
3Q15 Total (13)	**$ 539,594**

Fourth Quarter, 2015

10 Brokerage checks	$ 265,265
12 Direct mutual fund checks	160,321
1 Variable annuity check	81,993
4Q15 Total (23)	**$ 507,579**

Grand Total (155)	**$ 3,949,501**

Associated Investment Services, Inc.

By: _____

Title: CEO and President

Date: 2/23/2016



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which Associated Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 26, 2016